Bionomics Limited

23 May 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

05008779

MAIL RECEIVED PROCESSING
MAY 31 2005
213 SECTION

SUPPL

<u>Re: Bionomics Limited - File number 82-34682</u>

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

dlw 6/9

Bionomics Limited

ABN 53 075 582 740

ASX REQUEST FOR TRADING HALT
23 May 2005

REQUEST FOR TRADING HALT

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) requests the ASX impose a Trading Halt on its shares pending an announcement in relation to the Company. Bionomics will make an announcement in relation to this matter prior to the reinstatement of trading in its shares. This is anticipated to be the opening of trading on Wednesday 25 May 2005.

Bionomics is not aware of any reason why the trading halt should not be granted.

Dr Deborah Rathjen
CEO & MANAGING DIRECTOR

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MS JILL MASHADO
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6106